

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via E-mail</u>
Ruth Shepley
President
DE Acquisition 7, Inc., et al.
6046 FM 2920, Suite 619
Spring, Texas 77379

> **Re:** **DE Acquisition 7, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 19, 2011**
> **File No. 000-54406**
>
> **DE Acquisition 8, Inc.**
> **File No. 000-54407**
>
> **DE Acquisition 9, Inc.**
> **File No. 000-54408**
>
> **DE Acquisition 10, Inc.**
> **File No. 000-54409**
>
> **DE Acquisition 11, Inc.**
> **File No. 000-54410**
>
> **DE Acquisition 12, Inc.**
> **File No. 000-54411**

Dear Ms. Shepley:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend the registration statements for DE Acquisition 10, Inc. and DE Acquisition 11, Inc. to reflect the correct company name throughout each registration statement, Certificate of Incorporation and Bylaws.

2. Please be advised that each of the below comments included in this letter is applicable to all six (6) registration statements referenced above, and that each should be amended in accordance with the relevant comment.

3. Throughout the filing, please revise your references to your "management" and your "directors" to clarify that you only have one person serving as your sole officer and director.

Explanatory Note, page 2

4. As you have noted in the explanatory note, your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and re-filing when you have cleared all of our comments.

Forward Looking Statements, page 2

5. You disclose in this section, "For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under the section entitled "Risk Factors." In the "Risk Factor" section, you have not disclosed any risks. It is not appropriate to refer to undisclosed risks. Please revise page 2 to remove the reference to your Risk Factor section. Alternatively, please revise your Risk Factor section to disclose the most significant factors and risks to your business.

Item 1. Business

Business Development, page 2

6. Please amend your disclosure to describe the "organizational efforts" you have been engaged in since January 2011 and the steps you have taken to date to obtain initial financing, if any.

7. You assert on pages 4 and 6 that you have ascertained that there are hundreds of shell companies seeking a business combination target, and that you have learned this through information obtained from industry professionals and publications. Please revise to disclose the industry professionals and publications you consulted.

8. Please revise your filing to disclose examples of the "large number of established and well-financed entities" that you believe place you at a competitive disadvantage with respect to companies you may consider desirable target candidates.

9. You note that you have made no efforts to identify a possible business combination but you also state that you were organized as a vehicle to investigate target companies or businesses. Further, on pages 4 and 6, you also state the means by which you intend to conduct this search. Please amend your disclosure to indicate when you expect to begin these efforts.

10. You disclose that your management intends to use its existing business contacts and relationships to identify a business combination target. Please expand your disclosure to briefly describe these business contacts and relationships.

Item 2. Financial Information, page 5

11. You state that "(a)s of September 30, 2010" you have no cash in your treasury and total assets of $5,000. As you were not incorporated until January 2011, and your financial statements reflect no assets of any kind, this statement appears to be in error. Please revise to remove the inconsistencies.

12. On pages 5 and 6, you disclose that your "management and certain stockholders have indicated an intention to advance funds to the Company as needed in order to cover costs related to the Company's Exchange Act filing requirements and investigating, analyzing and consummating an acquisition." You disclose that Ruth Shepley is your sole officer, director and shareholder. Please clarify that Ms. Shepley has indicated an intention to advance funds to the company, whether she has indicated a maximum amount she may be willing to advance to the company and, if applicable, the amount of the maximum.

13. You note on page 6 that conditions relating to your efforts to find a target company and enter into a reverse merger raise substantial doubt as to your ability to continue as a going concern. Please state here, and wherever else applicable, that your independent registered public accounting firm has issued an opinion in which it raises substantial doubt regarding your ability to continue as a going concern. Please also disclose the consequences of this opinion in terms of your ability to raise capital or borrow money.

Item 5. Directors and Executive Officers, page 7

14. Please revise your business description of Ms. Shepley to indicate the month and year in which she began her current position.

15. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Shepley should serve as a director of the company.

Current Blank Check Company Experience, page 8

16. For the three companies from which Ruth Shepley recently resigned as sole officer and director, please explain in footnote disclosure whether or not a business combination was ever achieved and, if not, the reasons for her resignation. Also, please populate the filing date and file numbers of the registration statements you filed in May 2011 and the date of inception of each company.

Item 6. Executive Compensation, page 9

17. On page 9, you disclose that your officer and directors have not received any cash or other compensation since inception. On page 10, you disclose that on January 25, 2011, 10,000 shares were issued to Ruth Shepley for founder services rendered to you valued at $1,000. Please provide us with a detailed analysis which supports your belief that this is not compensation awarded to, earned by, or paid to your named executive officer which requires disclosure under Item 402(n) of Regulation S-K. Alternatively, please revise your disclosure on page 9.

Item 10. Recent Sales of Unregistered Securities, page 10

18. You disclose that the 10,000 founder shares were issued for services rendered and valued at $1,000. In Note 4 to your financial statements on page 19, you indicate that you issued the shares at $0.001 per share, or $1 in the aggregate, when that per share price would result in aggregate proceeds of $10. Please revise your disclosures to correct for these discrepancies.

Item 12. Indemnification of Directors and Officers, page 11

19. You state that your Certificate of Incorporation includes an indemnification provision. This provision is actually included in Article X of your By-Laws. Please amend this disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from each company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Gregg Jaclin
        Anslow & Jaclin LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726